Mail Stop 6010   January 3, 2007

Ms. Ruth Navon
President and Chief Executive Officer
PowerRaise, Inc.
1687 West Broadway
Suite 303
Vancouver, BC, Canada V6J 1X2

      Re: **PowerRaise, Inc.**
             Amendment No. 1 to Registration Statement on Form SB-2
             Filed December 18, 2006
             File No. 333-137251

Dear Ms. Navon:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

"12 If we do not develop and maintain successful partnerships for the PowerRaise website . . . ., page 10

1. We note your response to our prior comment 19 and reissue that comment in part. To the extent practicable, please revise your disclosure to quantity the cost to your business of developing your "other distribution relationships," which are the partnerships you intend to establish with related internet sites.

Description of Business, page 17

Our Current Business, page 17

2. Since your website is still under development, please revise this heading to refer to a business plan to strategy rather than your current business.

3. If accurate, please state that if your agreement with Linkshare terminates, you will no longer link to merchants that have agreements with Linkshare and you will have to seek new merchant relationships.

4. We note your statement that Linkshare is an "intended party" to each of the merchant agreements. Please explain what it means to be an "intended party."

Management's Discussion and Analysis or Plan of Operation, page 23

5. We note your response to our prior comment 43 that your directors have agreed to lend the company money on an as-is needed basis. Please revise your disclosure to discuss and describe this agreement, even if the agreement is only an oral agreement.

Executive Compensation, page 23

6. In your next amendment, please update your executive compensation table for the fiscal year ended December 31, 2006. Please also update your disclosure to comply with the new executive compensation disclosure requirements as discussed in our Release No. 33-8732A.

Certain Relationships and Related Transactions, page 29

7. Please update your disclosure to comply with the new related party disclosure requirements as discussed in our Release No. 33-8732A. We note that the new requirements apply to transactions which exceed the lesser of $120,000 or one percent of the average total assets at year-end for the last three fiscal years. Please revise your disclosure accordingly.

Plan of Distribution, page 32

8. We note your disclosure in this section that the selling security holders will be offering your shares of common stock at a price of $0.10 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices. This is inconsistent with your disclosure on the cover page and elsewhere in the prospectus where you state they will offer the shares at $0.25 per share. Please explain or revise your disclosure.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        26 E. Hawthorne Avenue
        Valley Stream, NY 11580